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                             MATERIAL CHANGE REPORT

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
              SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                  SECTION 118 OF THE SECURITIES ACT (ALBERTA)
             SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                   SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
             SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)

ITEM 1:           REPORTING ISSUER

                  Celestica Inc.
                  7th Floor
                  12 Concorde Place
                  Toronto, ON   M3C 3R8

ITEM 2:           DATE OF MATERIAL CHANGE

                  February 19, 2001.

ITEM 3:           PRESS RELEASE

                  A press release was issued on February 20, 2001 by Celestica Inc. in Toronto, Ontario. A copy of the press release is attached hereto.

ITEM 4:           SUMMARY OF MATERIAL CHANGE

                  On February 19, 2001, Celestica Corporation ("Celestica") entered into certain agreements with Avaya Inc. ("Avaya") for the sale by Avaya to Celestica of certain manufacturing, repair and supply chain operations located in Denver, Colorado and Little Rock, Arkansas, and certain other operating assets and for the transfer to Celestica of approximately 1,400 employees currently employed by Avaya at such locations. The agreements provide that on closing of the acquisition, Celestica and Avaya will enter into an electronics manufacturing services agreement that is estimated to generate revenues to Celestica of approximately US$4 billion over a five-year period. As part of the negotiations, Celestica and Avaya agreed on the final terms of the electronics manufacturing services agreement.

ITEM 5:           FULL DESCRIPTION OF MATERIAL CHANGE

                  Pursuant to the terms of an Asset Purchase Agreement, dated February 19, 2001, Celestica will purchase certain assets from Avaya related to the manufacturing and repair of enterprise communications servers, interactive voice response systems, voice messaging consoles, wireless systems, IP telephony products, data products and call management systems in Denver,


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Colorado  and Little  Rock,  Arkansas,  and certain  other  operating  assets in
Shreveport, Louisiana. The acquisition cost to Celestica of the transaction is approximately US$200 million, subject to certain post-closing adjustments for assets and inventory.

                  Pursuant to the Asset Purchase Agreement, Celestica and Avaya will enter into an Electronics Manufacturing Services Agreement in a form that has been agreed by the parties, pursuant to which Celestica will agree to provide Avaya with electronics manufacturing services for a broad range of Avaya products and related services over a five-year period. The Electronics Manufacturing Services Agreement expected to generate revenues to Celestica of approximately US$4 billion over the five-year period.

                  It is expected that approximately 1,400 employees will join Celestica. The acquisition is expected to close in a phased-in approach through the second and third quarter of 2001, and is subject to normal closing conditions, including regulatory approvals and union ratification of Celestica's collective agreement with the International Brotherhood of Electrical Workers.

ITEM 6:           RELIANCE ON SUBSECTION 75(3) OF THE
                  ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

                  Not applicable.

ITEM 7:           OMITTED INFORMATION

                  Not applicable.

ITEM 8:           SENIOR OFFICER

                  For  further   information,   please   contact   Elizabeth  L.
DelBianco, Vice President, General Counsel and Secretary of Celestica at (416) 448-5800.

ITEM 9:           STATEMENT OF SENIOR OFFICER

                  The  foregoing   accurately   discloses  the  material  change
referred to herein.


                  DATED at Toronto, Ontario this 27th day of February, 2001




                                  _______________________________________
                                  (signed) Elizabeth L. DelBianco
                                  Vice President, General Counsel and Secretary


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FOR IMMEDIATE RELEASE                                 Tuesday, February 20, 2001


                   CELESTICA ANNOUNCES FIVE YEAR US$4 BILLION
                      GLOBAL STRATEGIC ALLIANCE WITH AVAYA

                           STRATEGIC ALLIANCE INCLUDES
                     ACQUISITION OF MANUFACTURING OPERATIONS

TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced that it has entered into a global strategic alliance with Avaya, as Avaya's primary EMS provider. Avaya is a global leader in enterprise communications systems. As part of this arrangement, Celestica has signed a definitive agreement to acquire Avaya's manufacturing, repair and supply chain operations in Denver, Colo., and Little Rock, Ark., and certain other operating assets.

The deal will include a five-year global supply agreement worth approximately US$4 billion in total expected revenue. The aggregate purchase price is approximately US$200 million. About 1,400 Avaya employees are expected to join Celestica as part of this transaction. Further terms were not disclosed. The deal is expected to close in a phased approach throughout Q2 and Q3, 2001, and is subject to normal closing conditions, including regulatory approvals and union ratification.

This transaction will position Celestica as Avaya's primary outsourcing partner in the area of printed circuit board and system assembly and test, repair and supply chain management for a broad range of its telecommunications products. These products include enterprise communications servers, interactive voice response systems, voice messaging consoles, wireless systems, IP telephony products and call management systems.

The transaction aligns Celestica in a long term, strategic relationship with a world market leader in enterprise communications systems and further enhances and diversifies Celestica's strong communications and internet infrastructure customer-base which includes over 35 companies in the areas of optical, data networking, wireless and high-speed access.

"Celestica is delighted to expand its communications customer base with the addition of Avaya," said Eugene Polistuk, chairman and CEO, Celestica. "Not only does this relationship add a top tier communications customer to Celestica, but it brings with it a highly-skilled employee base, experienced in manufacturing high quality communications programs. This intellectual asset base will further leverage Celestica's plans for future growth in data and voice communications."

                                                                       more....


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"Avaya's agreement with Celestica follows the contract manufacturing strategy we described at the time of our spin-off from Lucent Technologies," said Don Peterson, Avaya president and CEO. "It completes a key part of our restructuring and begins a new phase in our strategy for reinvestment and growth. Avaya's move to contract manufacturing with Celestica, an industry leader in electronics manufacturing services, will ensure for our customers that the quality and reliability of our traditional flagship products will continue to be maintained. At the same time, it allows us to focus more on designing and developing the next generation of new enterprise solutions and services such as converged voice and data, customer relationship management and unified communications."

ABOUT AVAYA
Avaya, headquartered in Basking Ridge, N.J., USA, is a leading provider of communications systems for enterprises, including businesses, government agencies and other organizations. Avaya offers converged voice and data, customer relationship management, messaging, voice multi-service networking and structured cabling products and services. Avaya is a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. Avaya intends to use its leadership positions in enterprise communications systems and software, its broad portfolio of products and services, and strategic alliances with other technology and consulting services leaders to offer its customers comprehensive eBusiness solutions.

For further information about Avaya, visit its website at http://www.avaya.com/

ABOUT CELESTICA
With over 30,000 employees worldwide, Celestica operates 35 manufacturing and design facilities in the United States, Canada, Mexico, the United Kingdom, Ireland, Italy, the Czech Republic, Thailand, Hong Kong, China, Malaysia and Brazil. Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service. Its customers include industry leading original equipment manufacturers (OEMs), primarily in the computer and communications sectors.

FOR FURTHER INFORMATION ON CELESTICA, VISIT ITS WEBSITE AT http://www.celestica.com
The company's security filings can also be accessed at http://www.sedar.com and http://www.edgar-online.com more....


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STATEMENTS  CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT  HISTORICAL  FACTS ARE
FORWARD-LOOKING  STATEMENTS  WHICH  INVOLVE RISK AND  UNCERTAINTIES  WHICH COULD
CAUSE  ACTUAL  RESULTS  TO  DIFFER   MATERIALLY  FROM  THOSE  EXPRESSED  IN  THE
FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com


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For further information please contact:
Laurie Flanagan
Celestica
Corporate Communications
(416) 448-2200
flanagan@celestica.com